SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             Vodavi Technology, Inc.
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   92857V 10 2
                                   -----------
                                 (CUSIP Number)


                                Steven A. Sherman
          4757 E. Greenway Road, Suite 103-187, Phoenix, Arizona 85032
          ------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 3, 1998
                                ----------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1f or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------------------              ---------------------------------
CUSIP NO. 92857V 10 2                                          Page 2 of 3 Pages
---------------------------------              ---------------------------------

         Other than as set forth below, there has been no material change in the information set forth in response to the remainder of the cover page or to Items 1,2,3,5,6 and 7 of the Schedule 13D, as amended. Accordingly, those Items are omitted from this Amendment No. 2.

Item 4.  Purpose of Transaction

         The original purpose of all of the acquisitions by the Reporting Person, Sherman Capital Group L.L.C. and Sherman Capital Partners L.L.C. was for investment purposes. On August 17, 1998, the Reporting Person wrote to the Board of Directors of Vodavi Technology, Inc. (the "Company") to request that the Company permit him or his agent to inspect the stock records of the Company. The Reporting Person's request is stated as a demand to inspect stock records in accordance with the Delaware General Corporation Law.

         This Amendment No. 2 to Schedule 13D is being filed to report the transmission of a letter containing a series of proposals, which are required to be reported under paragraphs (a) and (d) of this Item 4, made by the Reporting Person to the Chairman of the Board of Vodavi Technology, Inc. (the "Company") on November 3, 1998 (but dated October 27, 1998). In the letter, which is attached as Exhibit 1 to this Amendment No. 2 and by this reference incorporated herein, the Reporting Person asks the Chairman of the Board to place on the agenda for the November 16, 1998 meeting of the Company's Board of Directors all of the proposals included in the letter. The proposals, in summary, are: (1) that the Board appoint the Reporting Person to the Board; (2) that the Board appoint a committee which is authorized to develop a three year business plan to redirect Vodavi into growth sectors of the communications industry; (3) that the Board begin a search for a new Chief Executive Officer and initiate other management changes necessary to redirect the Company and add an additional member to the Board who is capable of assisting the Board and management in redirecting the Company; and (4) that the Company raise between $5 million and $10 million in the form of equity or convertible debt. The Reporting Person has indicated an interest in making a private investment of undetermined size in the Company and in securing a financial institution to invest contemporaneously.

         Except as described in this Item 4, there are no plans or proposals required to be described in subsections (a) through (j) of this Item 4 to which the Reporting Person, Sherman Capital Group L.L.C. or Sherman Capital Partners is a party. However, the Reporting Person does intend to review continually the Reporting Person's position in the securities of the Company and may, depending upon an evaluation of the Company's business and prospects as well as upon future developments and upon price, availability of shares and other factors, determine to increase, decrease or eliminate the position in the Company's securities.

---------------------------------              ---------------------------------
CUSIP NO. 92857V 10 2                                          Page 3 of 3 Pages
---------------------------------              ---------------------------------


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 3, 1998                                  /s/ Steven A. Sherman
                                                         -----------------------
                                                             Steven A. Sherman